Mail Stop 4561

October 17, 2007

<u>Via Facsimile at (908) 212-1757</u>
James Booth
Chief Executive Officer and President
SoftNet Technology Corp.
485 Route 1 South, Building C, Suite 350A
Iselin, NJ 00830

> **Re: SoftNet Technology Corp.**
> **Amendment No. 1 to Preliminary Information Statement**
> **On Schedule 14C**
> **Filed October 11, 2007**
> **File No. 0-07693**

Dear Mr. Booth

      We have reviewed your amended preliminary information statement and have the following comments.

<u>Preliminary Information Statement on Schedule 14C</u>

<u>General</u>

1.   We note your response to prior comment 2 in our September 21, 2007 comment letter. Please specify the number of votes that a shareholder receives for each share of Class A stock it holds. Please also specify the combined total voting power of your outstanding Class A and Class B stock.

2.   Please refer to our prior comment 2 in our September 21, 2007 comment letter. Please provide a detailed analysis of whether the activities you undertook to obtain the consent of the necessary percentage of outstanding shares to approve the actions described in your preliminary information statement constitute a solicitation and, if so, whether such activities qualify for one of the exemptions to the definition of solicitation set forth in Rule 14a-2 of the Securities Exchange Act of 1934.

3.   We have been unable to locate the current version of your Articles of
        Incorporation. Please advise where we and investors can locate this document.

                        *   *   *   *

        As appropriate, please amend your filing and respond to these comments within
10 business days. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested supplemental information.
Detailed cover letters greatly facilitate our review. Please understand that we may have
additional comments after reviewing your amendment and responses to our comments.

        You may contact Matt Crispino at (202) 551-3456 or Jay Ingram at (202) 551-
3397 if you have questions. If you require further assistance, please contact me at (202)
551-3735.

                                                Sincerely,

                                                Barbara C. Jacobs
                                                Assistant Director